SEC 1746 (2-98) POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*

                                LANTE CORPORATION
--------------------------------------------------------------------------------

                                (Name of Issuer)
                                  COMMON STOCK

--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                   516540 10 1
                           ---------------------------

                                 (CUSIP Number)

                                  L. TIM PIERCE
                             CHIEF FINANCIAL OFFICER
                                 SBI AND COMPANY
                     2825 EAST COTTONWOOD PARKWAY, SUITE 480
                           SALT LAKE CITY, UTAH 84121
                                 (801) 733-3200

                                  KEITH L. POPE
                      PARR, WADDOUPS, BROWN, GEE & LOVELESS
                       185 SOUTH STATE STREET, SUITE 1300
                            SALT LAKE CITY, UT 84111
                                 (801) 532-7840

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  JULY 18, 2002
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d01(f) OR 240.13d-1(g), check the following box. o.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 516540 10 1
         ------------

------ ------------------------------------------------------------------------
 1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

       SBI HOLDINGS INC.
       SBI AND COMPANY
       SBI ACQUISITION CORP.

------ ------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)

           (b)

------ ------------------------------------------------------------------------
 3     SEC Use Only

------ ------------------------------------------------------------------------
 4     Source of Funds (See Instructions)

       AF
------ ------------------------------------------------------------------------
 5     Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)

------ ------------------------------------------------------------------------
 6     Citizenship or Place of Organization

       SBI HOLDINGS INC. IS A UTAH CORPORATION
       SBI AND COMPANY IS A UTAH CORPORATION
       SBI ACQUISITION CORP. IS A DELAWARE CORPORATION

-------------- --------- ------------------------------------------------------
                  7       Sole Voting Power
                          -0-
 Number of
  Shares       -------- -------------------------------------------------------
Beneficially      8      Shared Voting Power
 Owned by
   Each                  20,787,032
 Reporting
  Person       -------- -------------------------------------------------------
   With           9      Sole Dispositive Power
                         -0-

               -------- -------------------------------------------------------
                 10      Shared Dispositive Power

                         20,787,032

------ ------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned by Each Reporting Person

       SEE RESPONSE TO ITEM 3 BELOW.

------ ------------------------------------------------------------------------
12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)

------ ------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
       55.6%

------ ------------------------------------------------------------------------
14     Type of Reporting Person (See Instructions)

       CO
------ ------------------------------------------------------------------------

This Amendment No. 1 to Form 13D amends and restates the Form 13D previously filed on behalf of SBI Holdings Inc., SBI and Company and SBI Acquisition Corp. on July 29, 2002.

Item  1.    Security and Issuer

                THE NAME OF THE ISSUER IS LANTE CORPORATION ("LANTE"), AND THE
            CLASS OF SECURITIES SUBJECT TO THIS FORM 13D IS LANTE'S COMMON STOCK (THE "LANTE SHARES"). LANTE'S BUSINESS ADDRESS IS:

                600 WEST FULTON STREET
                SUITE 400
                CHICAGO, IL 60661

Item 2.     Identity and Background

                THE NAMES OF THE ENTITIES FILING THIS FORM 13D ARE:

                SBI HOLDINGS INC.
                SBI AND COMPANY (WHOLLY OWNED SUBSIDIARY OF SBI HOLDINGS INC.) SBI ACQUISITION CORP. (WHOLLY OWNED SUBSIDIARY OF SBI AND COMPANY)

                (SBI HOLDINGS INC., SBI AND COMPANY AND SBI ACQUISITION CORP.
            ARE SOMETIMES COLLECTIVELY REFERRED TO HEREIN AS "SBI").

                EACH OF THE SBI ENTITIES HAS A BUSINESS ADDRESS OF 2825 EAST
            COTTONWOOD PARKWAY, SUITE 480, SALT LAKE CITY, UTAH 84121.

                SBI IS A PROFESSIONAL SERVICES FIRM THAT HELPS CLIENTS LEVERAGE
            TECHNOLOGY AND PROVIDES BUSINESS PROCESS OPTIMIZATION SOLUTIONS AND CREATIVE SERVICES TO IMPROVE THEIR CUSTOMERS' BUSINESSES.

                DURING THE LAST FIVE YEARS, NEITHER SBI NOR ITS EXECUTIVE
            OFFICERS OR DIRECTORS, NOR ANY PERSON CONTROLLING SBI, HAS BEEN CONVICTED IN A CRIMINAL PROCEEDING (EXCLUDING TRAFFIC VIOLATIONS OR SIMILAR MISDEMEANORS).

                DURING THE LAST FIVE YEARS, NEITHER SBI NOR ITS EXECUTIVE
            OFFICERS OR DIRECTORS, NOR ANY PERSON CONTROLLING SBI, HAS BEEN A PARTY TO A CIVIL PROCEEDING OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION, THE RESULT OF WHICH HAS MADE IT ONCE OR NOW SUBJECT TO A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS.

      (f)   Citizenship:

                SBI HOLDINGS INC. AND SBI AND COMPANY ARE EACH UTAH
                CORPORATIONS.

                SBI ACQUISITION CORP. IS A DELAWARE CORPORATION.

                THE INFORMATION REQUIRED BY ITEM C OF THE GENERAL INSTRUCTIONS
            RELATING TO THE EXECUTIVE OFFICERS AND DIRECTORS OF SBI IS SET FORTH ON APPENDIX A HERETO, WHICH IS INCORPORATED HEREIN BY THIS REFERENCE. ADDITIONALLY, INFORMATION RELATING TO MANAGING MEMBER OF MADELEINE L.L.C., THE MAJORITY SHAREHOLDER OF SBI HOLDINGS INC., IS ALSO SET FORTH ON APPENDIX A HERETO.

Item 3.     Source and Amount of Funds or Other Consideration

                ON JULY 18, 2002, SBI ENTERED INTO AN ACQUISITION AGREEMENT AND
            AGREEMENT AND PLAN OF MERGER (THE "ACQUISITION AGREEMENT") WITH LANTE WHEREBY SBI WOULD ACQUIRE ALL OF THE OUTSTANDING LANTE SHARES. SUBJECT TO THE TERMS OF THE ACQUISITION AGREEMENT, SBI IS REQUIRED TO COMMENCE A CASH TENDER OFFER OF $1.10 PER SHARE FOR ALL OF THE OUTSTANDING LANTE SHARES. SUBJECT TO THE CONDITIONS SET FORTH IN THE ACQUISITION AGREEMENT, THE TENDER OFFER WILL BE FOLLOWED BY A CASH-OUT MERGER, ALSO AT $1.10 PER SHARE, PURSUANT TO WHICH SBI WOULD ACQUIRE ALL OF THE NON-TENDERED LANTE SHARES. ASSUMING COMPLETION OF THESE TRANSACTIONS, LANTE WILL BE A WHOLLY OWNED SUBSIDIARY OF SBI.

                ALSO ON JULY 18, 2002, SBI ENTERED INTO A STOCKHOLDERS AGREEMENT
            (THE "STOCKHOLDERS AGREEMENT") WITH CERTAIN LANTE SHAREHOLDERS HOLDING APPROXIMATELY 55.6% OF THE CURRENTLY OUTSTANDING LANTE SHARES, WHEREIN SUCH SHAREHOLDERS COMMITTED TO TENDER THEIR LANTE SHARES INTO SBI'S TENDER OFFER. THE 20,787,032 LANTE SHARES REPORTED ON THIS FORM 13D ARE SHARES THOSE SUBJECT TO THE STOCKHOLDERS AGREEMENT. THE PURCHASER OF THE LANTE SHARES IN THE TENDER OFFER WOULD BE SBI ACQUISITION CORP., A DELAWARE CORPORATION AND A WHOLLY OWNED SUBSIDIARY OF SBI AND COMPANY. THE TENDER OFFER IS SUBJECT TO A NUMBER OF CONDITIONS, INCLUDING THE REQUIREMENT THAT AT LEAST A MAJORITY OF THE LANTE SHARES CALCULATED ON A FULLY DILUTED BASIS, BE TENDERED INTO THE OFFER AND NOT WITHDRAWN. BASED ON THE CAPITALIZATION OF LANTE AT JULY 16, 2002, THE NUMBER OF THE SHARES REQUIRED TO BE TENDERED AND NOT WITHDRAWN IS 23,081,513. IF AT LEAST THIS NUMBER OF LANTE SHARES ARE NOT TENDERED OR ANOTHER CONDITION OF THE TENDER OFFER IS NOT MET, SBI WILL NOT ACQUIRE THE SHARES SUBJECT TO THE STOCKHOLDERS AGREEMENT.

                PURSUANT TO THE CASH-OUT MERGER, SBI ACQUISITION CORP. WILL
            MERGE WITH AND INTO LANTE CORPORATION, RESULTING IN LANTE BEING A WHOLLY OWNED SUBSIDIARY OF SBI AND COMPANY. FOLLOWING THE TENDER OFFER, SBI PLANS TO REPLACE THE LANTE BOARD OF DIRECTORS WITH SBI NOMINEES. FOLLOWING THE CASH-OUT MERGER, SBI PLANS TO DELIST THE LANTE SHARES FROM TRADING ON THE NASDAQ NATIONAL MARKET AND TERMINATE THE REGISTRATION OF THE LANTE SHARES UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, ENDING ITS OBLIGATION TO FILE REPORTS WITH THE SECURITIES AND EXCHANGE COMMISSION.

                THE FUNDS NECESSARY TO COMPLETE THE ABOVE-DESCRIBED TRANSACTIONS
            WILL TOTAL APPROXIMATELY $42.7 MILLION. THE PRIMARY SOURCE OF SUCH FUNDS WILL BE A LOAN TO BE MADE TO SBI HOLDINGS, INC., THE PARENT CORPORATION OF SBI AND COMPANY, MADE BY FUNDS OR ACCOUNTS MANAGED BY CERBERUS CAPITAL MANAGEMENT, L.P., PURSUANT TO A FINANCING COMMITMENT LETTER (THE "FINANCING LETTER"), DATED JULY 18, 2002. CERBERUS CAPITAL MANAGEMENT, L.P. IS AN AFFILIATE OF MADELEINE L.L.C., WHO IS THE MAJORITY SHAREHOLDER OF SBI HOLDINGS, INC. THE FINANCING LETTER PROVIDES FOR A LOAN IN THE PRINCIPAL AMOUNT OF $42 MILLION, THAT BEARS INTEREST AT 15% PER ANNUM. THE LOAN WILL BE UNSECURED AND IS DUE UPON THE EARLIER OF 120

            DAYS AFTER THE BORROWING OR FIVE BUSINESS DAYS FOLLOWING CONSUMMATION OF THE CASH-OUT MERGER.

Item 4.     Purpose of Transaction

            SEE RESPONSE TO ITEM 3 ABOVE.

Item 5.     Interest in Securities of the Issuer

                (a) and (b) CERTAIN SHAREHOLDERS OF LANTE HAVE AGREED TO TENDER
            20,787,032 LANTE SHARES INTO THE TENDER OFFER TO BE MADE BY SBI, REPRESENTING APPROXIMATELY 55.6% OF THE OUTSTANDING LANTE SHARES.

                (c)  SEE RESPONSE TO ITEM 3 ABOVE.

                (d) NO OTHER PERSON IS KNOWN TO HAVE THE RIGHT TO RECEIVE OR THE
            POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS FROM THE SALE OF, THE SHARES OF COMMON STOCK, SUBJECT TO THE STOCKHOLDERS AGREEMENT.

                (e)  NOT APPLICABLE.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                OTHER THAN AS SET FORTH HEREIN, THERE ARE NO CONTRACTS,
            ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS (LEGAL OR OTHERWISE) BETWEEN THE PERSONS NAMED IN ITEM 2 AND ANY OTHER PERSON WITH RESPECT TO ANY SECURITIES OF LANTE, INCLUDING BUT NOT LIMITED TO TRANSFER OR VOTING OF ANY OF THE SECURITIES, FINDERS' FEES, JOINT VENTURES, LOANS OR OPTION ARRANGEMENTS, PUTS OR CALLS, GUARANTEES OF PROFITS, DIVISION OF PROFITS OR LOSS, OR THE GIVING OR WITHHOLDING OF PROXIES. NO SECURITIES ARE PLEDGED OR OTHERWISE SUBJECT TO A CONTINGENCY, THE OCCURRENCE OF WHICH WOULD GIVE ANOTHER PERSON VOTING POWER OR INVESTMENT POWER OVER SUCH SECURITIES.

Item 7.     Material to Be Filed as Exhibits

                7(A). ACQUISITION AGREEMENT AND AGREEMENT AND PLAN OF MERGER, DATED AS OF JULY 18, 2002, BY AND AMONG LANTE CORPORATION, SBI AND COMPANY, AND SBI ACQUISITION CORP.

                7(B). STOCKHOLDERS AGREEMENT, DATED JULY 18, 2002, BY AND AMONG SBI AND COMPANY, SBI ACQUISITION CORP. AND CERTAIN STOCKHOLDERS OF LANTE CORPORATION.

                7(C). FINANCING COMMITMENT LETTER, DATED JULY 18, 2002, ISSUED TO SBI HOLDINGS INC.

                7(D). FILING STATEMENT, DATED JULY 26, 2002, BY AND AMONG SBI HOLDINGS INC., SBI AND COMPANY AND SBI ACQUISITION CORP.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SBI HOLDINGS INC.


July 31, 2002                             By:  L. Tim Pierce
-------------------------                     ----------------------------------
Date                                          Its:  Chief Financial Officer
                                                   -----------------------------

                                          SBI AND COMPANY


July 31, 2002                             By:  L. Tim Pierce
-------------------------                     ----------------------------------
Date                                          Its:  Chief Financial Officer
                                                   -----------------------------

                                          SBI ACQUISITION CORP.


July 31, 2002                             By:  L. Tim Pierce
-------------------------                     ----------------------------------
Date                                          Its:  Chief Financial Officer
                                                   -----------------------------

                                   APPENDIX A

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                                SBI HOLDINGS INC.

Name/title                       Business Address                  Citizenship
----------                       ----------------                  -----------
Robert Davenport                 450 Park Avenue
Director                         28th Floor                            U.S.
                                 New York, NY 10022
Howard Mirowitz                  1845 Port Barmouth Place
Director                         Newport Beach, CA 92660               U.S.
W.E. Stringham                   Suite 430
Director, President and          2825 Cottonwood Pkwy                  U.S.
Chief Executive Officer          Salt Lake City, UT 84121
Kurt Larsen                      136 Heber Avenue
Director                         Suite 304                             U.S.
                                 Park City, Utah 84060
Ronald Goldstein                 450 Park Avenue
Director                         28th Floor                            U.S.
                                 New York, NY 10022
L. Tim Pierce                    Suite 430
Chief Financial Officer and      2825 Cottonwood Pkwy                  U.S.
Secretary                        Salt Lake City, UT 84121
Ty Mattingly                     Suite 430
Executive Vice President         2825 Cottonwood Pkwy                  U.S.
Business Development             Salt Lake City, UT 84121


                       CONTROL PERSON OF SBI HOLDINGS INC.

      Madeleine, L.L.C., a New York limited liability company ("Madeleine"), is the majority stockholder of SBI Holdings Inc. The sole managing member of Madeleine is Stephen A. Feinberg. In such capacity, Mr. Feinberg has all discretion and authority over Madeleine. The business address for Madeleine and Mr. Feinberg is 450 Park Avenue, 28th Floor, New York, NY 10022.

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                                 SBI AND COMPANY

Name/title                       Business Address                  Citizenship
----------                       ----------------                  -----------
W.E. Stringham                   Suite 430
Director, President              2825 Cottonwood Pkwy                  U.S.
                                 Salt Lake City, UT 84121
Kurt Larsen                      136 Heber Avenue
Director                         Suite 304                             U.S.
                                 Park City, Utah 84060
L. Tim Pierce                    Suite 430
Executive Vice President,        2825 Cottonwood Pkwy                  U.S.
Chief Financial Officer and      Salt Lake City, UT 84121
Secretary
Ty Mattingly                     Suite 430
Executive Vice President         2825 Cottonwood Pkwy                  U.S.
                                 Salt Lake City, UT 84121

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                              SBI ACQUISITION CORP.

NAME/TITLE                       BUSINESS ADDRESS                  CITIZENSHIP
----------                       ----------------                  -----------
W.E. Stringham                   Suite 430
Director, President              2825 Cottonwood Pkwy                  U.S.
                                 Salt Lake City, UT 84121
L. Tim Pierce                    Suite 430
Director, Executive Vice         2825 Cottonwood Pkwy                  U.S.
President, Chief Financial       Salt Lake City, UT 84121
Officer and Secretary
Ty Mattingly                     Suite 430
Executive Vice President         2825 Cottonwood Pkwy                  U.S.
                                 Salt Lake City, UT 84121